Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Securities

Cleco Power LLC (the "Servicer"), as a party participating in the servicing function under Item 1122 of Regulation AB, hereby reports on its assessment of compliance with the servicing criteria specified in paragraph (d) of Item 1122 of Regulation AB, as follows:

1. The Servicer is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of Item 1122 of Regulation AB, as set forth on Appendix A hereto, as of December 31, 2008 and for the period March 6, 2008 (commencement of servicing activities) through December 31, 2008. The transactions covered by this report include asset-backed securities transactions for which Cleco Power LLC acted as servicer involving storm recovery property;

2. The Servicer used the criteria in paragraph (d) of Item 1122 of Regulation AB to assess compliance with the applicable servicing criteria;

3. The Servicer has determined that it is in compliance with the applicable servicing criteria as of December 31, 2008 and for the period March 6, 2008 through December 31, 2008, which is the period covered by this report on Form 10-K; and

4. PricewaterhouseCoopers LLP, a registered public accounting firm, has issued an attestation report on the Servicer's assessment of compliance with the applicable servicing criteria as of December 31, 2008 and for the period March 6, 2008 through December 31, 2008, which is the period covered by this report on Form 10-K.

Date: March 27, 2009

                    /s/ Dilek Samil
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Dilek Samil
President and Chief Operating Officer of
Cleco Power LLC, as Servicer

Appendix A

	SERVICING CRITERIA	APPLICABLE SERVICING CRITERIA	INAPPLICABLE SERVICING CRITERIA
	General Servicing Considerations		
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	X	
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities.		X
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the storm recovery property are maintained.		X
1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.		X
	Cash Collection and Administration		
1122(d)(2)(i)	Payments on storm recovery property are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.	X	
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	X	
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.	X[1]	
1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.	X[2]	
1122(d)(2)(v)	Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.	X[3]	
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.		X
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.	X	
	Investor Remittances and Reporting		
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors' or the trustee's records as to the total unpaid principal balance and number of pledged assets serviced by the Servicer.	X	
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.	X[4]	
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer's investor records, or such other number of days specified in the transaction agreements.	X[4]	
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	X[4]	
	Pool Asset Administration		
1122(d)(4)(i)	Collateral or security on storm recovery property is maintained as required by the transaction agreements or related documents.	X	
1122(d)(4)(ii)	Storm recovery property and related documents are safeguarded as required by the transaction agreements.	X	
1122(d)(4)(iii)	Any additions, removals or substitutions to the assets are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.		X
1122(d)(4)(iv)	Payments on pledged assets, including any payoffs, made in accordance with the related storm recovery property documents are posted to the Servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the storm recovery transaction documents.	X	
1122(d)(4)(v)	The Servicer's records regarding the storm recovery property agree with the Servicer's records with respect to an obligor's unpaid principal balance.		X
1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's storm recovery property are made, reviewed and approved by authorized personnel in accordance with the transaction	X	
1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.	X	

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[1] No advances by the Servicer are permitted under the transaction agreement.

[2] No current assessment is required since the transaction accounts are maintained by and in the name of the Trustee.

[3] All custodial accounts are maintained by the Trustee in accordance with the requirements of the Indenture.

[4] No payment statements were issued by the Servicer during the period March 6, 2008 to December 31, 2008.

	SERVICING CRITERIA	APPLICABLE SERVICING CRITERIA	INAPPLICABLE SERVICING CRITERIA
1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period any pledged asset is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity's activities in monitoring delinquent storm recovery charges including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).	X[5]	
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for storm recovery property with variable rates are computed based on the related storm recovery property documents.		X
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor's storm recovery property documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable storm recovery property documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related storm recovery property, or such other number of days specified in the transaction agreements.		X
1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the Servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.		X
1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the Servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.		X
1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the Servicer, or such other number of days specified in the transaction agreements.		X
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	X	
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements		X

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[5] No assessment is required since there is no explicit documentation required with respect to delinquent accounts that are imposed under the transactional documents due to the availability of a true-up mechanism.